

Funds

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund's shareholder reports like this one will no longer be sent by mail, unless you specifically request from your financial intermediary (such as a broker-dealer or bank) or the Fund to receive (free of charge) paper copies of the reports. Instead, the reports will be made available on the Fund's website www.ancorafunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you.

6/30/2020

SEMI-ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

1-866-6-ANCORA

Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

www.ancorafunds.com

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

Dear Shareholders:

Thank you for choosing the Ancora Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term success for the investors of our funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and careful execution.

Specific information for each fund's operations and holdings are on the following pages. If you have any questions, please feel free to contact the Ancora Mutual Funds directly at 866-6-Ancora (866-626-2672) or visit our website at www.ancorafunds.com. We appreciate the trust you have placed in us through your investment and are working daily to deliver long-term results.

Bradley Zucker
President, Treasurer
& Secretary

Kevin Gale
Portfolio Manager

Dan Thelen
Portfolio Manager

Michael Santelli
Portfolio Manager

Sonia Mintun
Portfolio Manager

ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Kevin Gale
James Bernard
Portfolio Manager, Ancora Advisors
——————————

NET ASSETS:

$15.7 MILLION*
——————————

INCEPTION DATE:

JANUARY 5, 2004
——————————

TICKERS:

CLASS I – AAIIX
——————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of June 30, 2020

TOP HOLDINGS: JUNE 30, 2020 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class Y 0.89%	7.91%
GDL Fund 4.000% 03/26/25	4.94%
Priority Income Fund, Inc., Pfd Ser E 6.375%	3.85%
Landmark Infrastructure Partners LP 7.000% Perp	3.70%
MVC Capital, Inc. 6.250% 11/30/22	3.70%
Special Opportunities Fund, Inc. Convertible 3.500% 12/31/49	3.69%
Global Net Lease, Inc. 6.875%	3.65%
AllianzGI Convertible & Income 5.500% Perp	3.65%
Aberdeen Asia-Pacific Income Fund, Inc.	3.64%
Gabelli Global Utility and Income Trust 7.000%	3.59%

SECTOR DIVERSIFICATION: JUNE 30, 2020 [d]

NAME	% OF TOTAL INVESTMENTS
Traditional Preferred	33.35%
Bonds & Corporate Debt	26.95%
Investment Companies	20.34%
REIT Senior Securities	9.16%
Money Market Funds	7.93%
Common Stocks	2.26%

TOTAL RETURNS: JUNE 30, 2020 [d]

	YTD 2020	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP [a]
ANCORA INCOME FUND - I. [b]	-6.05%	-2.55%	1.53%	3.54%	4.89%	4.71%
BLOOMBERG BARCLAY'S AGG. BOND INDEX [c]	6.14%	8.74%	5.32%	4.30%	3.82%	4.40%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2020. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED)

	Shares/ Par Value	Value
Bonds & Corporate Bond Trust Certificated - 26.88%		
Trust Certificates - 22.11%		
Eagle Point Credit Co., Inc. 6.687% 04/30/28	20,000	$ 459,500
Fidus Investment Corp. 6.00% 02/15/24	20,000	465,000
GDL Fund 4.000% 03/26/25	15,214	775,914
Great Ajax Corp. 7.250% 04/30/24	12,000	277,680
Great Elm Capital Corp. 6.500% 09/18/22	17,000	382,160
MVC Capital, Inc. 6.250% 11/30/22	24,500	580,621
Oxford Square Capital Corp. 6.250% Notes due 2026	20,000	451,566
Stellus Capital Investment Corp. 5.750% 09/15/22	3,500	80,252
		3,472,693
Government Bonds - 4.77%		
Treasury 0.500% 05/31/27	250,000	250,254
Treasury 0.625% 05/15/30	500,000	498,613
		748,867
TOTAL BONDS & CORPORATE BOND TRUST CERTIFICATES (Cost $4,381,098)		4,221,560
Investment Companies - 23.69%		
Bond Shares of Beneficial Interest - 5.05%		
Aberdeen Asia-Pacific Income Fund, Inc.	150,000	571,500
MFS Intermediate Income Trust	60,000	222,000
		793,500
Direct Trust Certificates - 1.37%		
Affiliated Managers Group 5.875% 03/30/59	8,000	214,640
		214,640
Senior Securities - 13.87%		
AllianzGI Convertible & Income 5.500% Perp	22,500	572,625
Gabelli Global Utility and Income Trust 7.000%	11,000	563,200
Gabelli Utility Trust 5.375% 12/31/49	18,000	463,748
Special Opportunities Fund, Inc. Convertible 3.500% 12/31/49	23,000	578,680
		2,178,253
TOTAL INVESTMENT COMPANIES (Cost $3,042,008)		3,186,393
Traditional Preferred - 33.27%		
AGNC Investemnt Corp. 6.875%	20,000	437,800
Air T, Inc., Pfd 8.000%	6,200	132,136
BAC 5.000% Perp	6,500	164,190
Citizens Financial Group, 5.000% Fixed Rt Non-Cumulative Perpetual Preferred Stock	8,200	184,500
Compass Diversified Holdings Pfd Ser C 7.875%	15,000	341,850
Global Net Lease, Inc. 6.875%	25,000	573,752
Highland Income Fund 5.375%	22,500	541,575

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED)(CONTINUED)

	Shares/ Par Value	Value
Traditional Preferred – (Continued)		
Morgan Stanley Dep Shares 4.875% Non-Cumulative Preferred Stock Series L	8,200	$ 202,130
Monroe Capital Corp. 5.750%	8,300	188,908
New Residential Investment Corp. 7.125%	10,000	198,400
Oaktree Capital Group 6.550% Series B Pfd	11,000	281,600
Oxford Lane Capital Corp. 6.250%	20,000	433,638
PennantPark Investment C 5.500%	12,000	270,000
Priority Income Fund, Inc. Pfd Ser B 6.625%	11,500	287,385
Priority Income Fund, Inc., Pfd Ser E 6.375%	25,650	604,827
Regions Financial Corp. 5.700% Perp	8,000	197,360
Southern Co. 4.950% Pfd	6,500	163,150
Zion 5.750%	849	21,242
		5,224,443
TOTAL TRADITIONAL PREFERRED (Cost $5,318,446)		5,224,443
REIT Senior Securities - 9.14%		
Brookfield Property Partners LP 6.500%	23,500	429,580
Landmark Infrastructure Partners LP 7.000% Perp	23,779	581,634
UMH Properties, Inc. 6.375% Perp Pfd	18,000	424,080
		1,435,294
TOTAL REIT SENIOR SECURITIES (Cost $1,542,453)		1,435,294
Common Stocks - 2.25%		
Equity Real Estate Investment Trusts (REITs) - 1.13%		
Iron Mountain, Inc.	6,800	177,480
		177,480
Insurance - 1.12%		
Prudential Financial, Inc.	2,900	176,610
		176,610
COMMON STOCKS (Cost $370,834)		354,090
Money Market Funds - 7.91%		
First American Funds Government Obligation Class Y 0.89% (a)	1,242,094	1,242,094
		1,242,094
TOTAL MONEY MARKET FUNDS (Cost $1,242,094)		1,242,094
TOTAL INVESTMENTS (Cost $15,896,932) 99.75%		15,663,874
Other Assets In Excess of Liabilities - 0.25%		39,394
TOTAL NET ASSETS - 100.00%		$ 15,703,268

(a) Variable rate security; the coupon rate shown represents the 7-day yield as of June 30, 2020.
See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Managing Director – Small-Mid
Cap Equities, Ancora Advisors
_____

NET ASSETS:

$111.0 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS I – AATIX
CLASS S - AATSX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of June 30, 2020

TOP HOLDINGS: JUNE 30, 2020 [d]	
NAME	% OF NET ASSETS
Voya Financial, Inc.	3.17%
Wolverine World Wide, Inc.	3.09%
Masco Corp.	2.78%
Platform Specialty Products Corp.	2.61%
PotlatchDeltic Corp.	2.59%
MDU Resources Group, Inc.	2.58%
Vistra Energy Corp.	2.44%
DTE Energy Co.	2.40%
Arcosa, Inc.	2.30%
TreeHouse Foods, Inc.	2.27%

SECTOR DIVERSIFICATION: JUNE 30, 2020 [d]	
NAME	% OF TOTAL INVESTMENTS
Industrials	19.81%
Consumer Discretionary	15.73%
Financials	10.59%
Health Care	10.58%
Utilities	8.58%
Consumer Staples	7.61%
Communication Services	7.26%
Real Estate	6.26%
Materials	5.83%
Information Technology	5.54%
Energy	1.96%
Money Market Funds	0.24%

TOTAL RETURNS: JUNE 30, 2020 [d]	YTD 2020	ONE YEAR	THREE YEARS	FIVE YEARS	SINCE INCEP[a]
ANCORA/THELEN SMALL-MID CAP FUND – I [b]	-18.18%	-11.75%	-0.96%	2.17%	6.47%
ANCORA/THELEN SMALL-MID CAP FUND – S [b]	-18.00%	-11.48%	-0.68%	2.47%	2.05%
RUSSELL 2500 INDEX [c]	-11.05%	-4.70%	4.08%	5.41%	9.68%

a) Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 1/2/13

The chart above assumes an initial investment of $1,000,000 made on January 2, 2013 (commencement of Fund operations) and held through June 30, 2020. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED)

	Shares	Value
Common Stocks - 98.51%		
Aerospace & Defense - 2.57%		
Arconic, Inc. (a)	61,801	$ 860,888
BWX Technologies, Inc. Common S	22,705	1,286,011
Arconic, Inc.	44,206	700,665
		2,847,564
Banks - 0.38%		
CIT Group, Inc.	20,340	421,648
		421,648
Biotechnology - 0.7%		
Emergent BioSolutions, Inc. (a)	9,802	775,142
		775,142
Building Products - 3.4%		
Fortune Brands Home & Security, Inc.	10,761	687,951
Masco Corp.	61,497	3,087,764
		3,775,715
Capital Markets - 1.67%		
Houlihan Lokey, Inc.	5,000	278,200
Raymond James Financial, Inc.	22,830	1,571,389
		1,849,589
Chemicals - 4.33%		
Platform Specialty Products Corp.	266,939	2,896,288
Valvoline, Inc.	99,060	1,914,830
		4,811,118
Commercial Services & Supplies - 1.54%		
IAA, Inc. (a)	28,460	1,097,702
KAR Auction Services, Inc.	29,360	403,994
Kimball International, Inc. - B	17,950	207,502
		1,709,198
Communication Equipment - 0.81%		
IAC/InterActive Corp. (a)	1,850	598,290
Avaya Holdings Corp. (a)	24,220	299,359
		897,649
Construction & Engineering- 5.63%		
Arcosa, Inc.	60,546	2,555,041
Boxwood Merger Corp. (a)	54,736	358,181
APi Group Corp. (a) (c)	200,817	2,439,927
Comfort Systems USA, Inc.	22,130	901,798
		6,254,947
Construction Materials - 1.45%		
Eagle Materials, Inc.	22,940	1,610,847
		1,610,847
Consumer Finance - 0.48%		
Ally Financial, Inc.	26,954	534,498
		534,498

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
Diversified Consumer Services - 3.37%		
ServiceMaster Global Holdings, Inc. (a)	47,790	$ 1,705,625
Frontdoor Inc. (a)	37,440	1,659,715
WW International Inc.	14,870	377,401
		3,742,741
Diversified Financial Services - 4.84%		
Cannae Holdings, Inc. (a)	44,921	1,846,253
Voya Financial, Inc.	75,514	3,522,728
		5,368,981
Diversified Telecommunications - 0.99%		
Iridium Communications, Inc. (a)	43,080	1,095,955
		1,095,955
Electronic Equipment - 0.45%		
MasTec, Inc. (a)	11,100	498,057
		498,057
Electrical Equipment, Instruments, & Comp. - 0.73%		
SYNNEX Corp. (a)	3,946	472,612
Kimball Electronics, Inc. (a)	25,295	342,494
		815,106
Energy Equipment & Services- 0.65%		
ChampionX Holding Inc. (a)	73,860	720,874
		720,874
Entertainment. - 1.51%		
Madison Square Garden, Inc. Class A (a)	2,080	305,531
Madison Square Garden Entertainment Corp. (a)	18,350	1,376,250
		1,681,781
Equity Real Estate Investment Trusts - 6.18%		
Sabra Healthcare REIT, Inc.	60,030	866,233
JBG SMITH Properties	7,190	212,608
SITE Centers Corp.	23,369	189,289
Gaming and Leisure Properties, Inc.	38,284	1,324,637
PotlatchDeltic Corp.	75,723	2,879,746
Alpine Income Property Trust, Inc.	47,288	768,903
Cyrusone, Inc.	8,490	617,648
		6,859,064
Food Products - 5.62%		
Post Holdings, Inc. (a)	17,350	1,520,207
Nomad Foods Ltd. (a)	102,550	2,199,698
TreeHouse Foods, Inc. (a)	57,582	2,522,092
		6,241,997
Gas Utilities - 1.05%		
ONE Gas, Inc.	5,190	399,889
UGI Corp.	24,241	770,864
		1,170,753
Health Care Equipment & Supplies - 2.3%		
Varian Medical Systems, Inc. (a)	12,140	1,487,393
Utah Medical Products, Inc.	12,024	1,065,567
		2,552,960

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
Health Care Providers & Services - 4.86%		
The Pennant Group, Inc. (a)	35,682	$ 806,413
Henry Schein, Inc. (a)	28,860	1,685,135
The Providence Service Corp. (a)	3,000	236,730
BioTelemetry, Inc. (a)	32,480	1,467,771
Corvel Corp. (a)	16,985	1,204,067
		5,400,116
Health Care Technology - 0.59%		
Simulations Plus, Inc.	10,865	649,944
		649,944
Hotels, Restaurants, & Leisure - 3.95%		
J. Alexander's Holdings, Inc. C (a) (d)	95,077	467,779
Dine Brands Global, Inc.	10,426	438,935
The Wendy's Co.	27,190	592,198
Wyndham Hotels & Resorts, Inc.	17,885	762,259
Churchill Downs, Inc.	9,110	1,212,997
Wyndham Destinations, Inc.	32,260	909,087
		4,383,255
Household Products - 1.89%		
Energizer Holdings, Inc.	44,125	2,095,496
		2,095,496
IT Services - 4.47%		
Black Knight, Inc. (a)	23,492	1,704,580
Perspecta, Inc	38,436	892,868
Leidos Holdings, Inc.	25,226	2,362,919
		4,960,367
Independent Power and Renewable - 2.44%		
Vistra Energy Corp.	145,180	2,703,252
		2,703,252
Internet & Catalog Retail - 1.87%		
Qurate Retail, Inc.	98,750	938,125
GCI Liberty, Inc. Class A (a)	15,971	1,135,858
		2,073,983
Internet Software & Services - 0.13%		
Points International Ltd (a)	16,276	148,274
		148,274
Leisure Products - 1.2%		
Brunswick Corp.	20,800	1,331,408
		1,331,408
Life Sciences Tools & Services - 1.99%		
Charles River Laboratories International, Inc. (a)	12,700	2,214,245
		2,214,245
Machinery - 2.91%		
Pentair plc	29,831	1,133,280
SPX Corp. (a)	50,855	2,092,683
		3,225,963

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
Media - 3.11%		
Liberty SiriusXM Series C (a)	42,047	$ 1,448,519
Liberty Braves Series C (a)	88,949	1,755,853
Meredith Corp.	16,938	246,448
		3,450,820
Multi-Utilities- 4.98%		
MDU Resources Group, Inc.	129,240	2,866,543
DTE Energy Co.	24,810	2,667,075
		5,533,618
Oil, Gas & Consumable Fuels - 1.29%		
ONEOK, Inc.	21,310	707,918
Cabot Oil & Gas Corp.	42,029	722,058
		1,429,976
Paper & Forest Products - 0.65%		
Clearwater Paper Corp. (a)	20,000	722,600
		722,600
Services - 0.1%		
Tillys, Inc.	18,620	105,575
		105,575
Specialty Retail - 1.34%		
Citi Trends, Inc.	73,560	1,487,383
		1,487,383
Textiles, Apparel & Luxury Goods - 4.6%		
Wolverine World Wide, Inc.	143,902	3,426,307
Kontoor Brands, Inc.	94,390	1,681,086
		5,107,393
Thrifts & Mortgage Finance - 3.1%		
Columbia Financial, Inc. (a)	177,523	2,477,333
Kearny Financial Corp.	117,236	958,990
		3,436,323
Trading Companies & Distributors - 2.39%		
Transcat, Inc. (a)	25,227	652,370
HD Supply Holdings, Inc. (a)	41,150	1,425,848
Alta Equipment Group, Inc. (a)	74,574	579,440
		2,657,658
TOTAL COMMON STOCKS (Cost $102,441,516)		109,353,833
Money Market Funds - 0.24%		
First American Funds Government Obligation Class Y 0.89% (b)	262,978	262,978
		262,978
TOTAL MONEY MARKET FUNDS (Cost $262,978)		262,978

See accompanying notes which are an integral part of the financial statements.

11

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

		Value
TOTAL INVESTMENTS (Cost $102,704,494) 98.75%		109,616,811
Other Assets In Excess of Liabilities - 1.25%		1,392,866
TOTAL NET ASSETS - 100.00%		$ 111,009,677

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of June 30, 2020.
(c) ADR - American Depository Receipt
(d) Adviser owns more than 5% of the outstanding voting shares of the company and is considered an affiliated security.
See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Michael Santelli
Managing Director – Microcap
Equities, Ancora Advisors

_____

NET ASSETS:

$11.9 MILLION*
_____

INCEPTION DATE:

SEPTEMBER 2, 2008
_____

TICKERS:

CLASS I – ANCIX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of June 30, 2020

TOP HOLDINGS: JUNE 30, 2020 [d]

NAME	% OF NET ASSETS
Adams Resources & Energy, Inc.	3.95%
Aviat Networks, Inc.	3.32%
Amtech Systems, Inc.	2.95%
AXT, Inc.	2.95%
Postal Realty Trust, Inc.	2.73%
Acacia Research Corp.	2.70%
INTEVAC, Inc.	2.59%
Key Tronic Corp.	2.48%
Coffee Holding Company, Inc.	2.40%
Richardson Electronics Ltd.	2.34%

SECTOR DIVERSIFICATION: JUNE 30, 2020 [d]

NAME	% OF TOTAL INVESTMENTS
Information Technology	23.39%
Financials	20.30%
Industrials	18.07%
Energy	9.48%
Consumer Discretionary	8.53%
Health Care	5.67%
Materials	5.30%
Consumer Staples	3.93%
Real Estate	2.74%
Money Market Funds	1.58%
Communication Services	1.01%

TOTAL RETURNS: JUNE 30, 2020 [d]

	YTD 2020	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA MICROCAP FUND - I[b]	-21.44%	-16.82%	-10.31%	-3.42%	5.84%	5.08%
RUSSELL MICROCAP INDEX[c]	-11.21%	-4.77%	0.85%	2.86%	9.93%	6.87%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $10,000 made on September 2, 2008 (commencement of Fund operations) and held through June 30, 2020. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

14

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED)

	Shares	Value
Common Stocks - 98.4%		
Aerospace & Defense - 1.32%		
CPI Aerostructures, Inc.	47,449	$ 156,107
		156,107
Banks - 6.58%		
County Bancorp, Inc.	6,829	142,931
First Internet Bancorp (a)	15,479	257,261
Meridian Bank	8,464	134,154
Northrim BanCorp, Inc.	4,129	103,803
TriState Capital Holdings, Inc. (a)	9,089	142,788
		780,937
Biotechnology - 1.5%		
Pdl Biopharma, Inc.	61,214	178,133
		178,133
Capital Markets - 7.33%		
180 Degree Capital Corp.	139,065	241,973
Calamos Asset Management, Inc. Esc	15,000	-
COWEN, Inc.	16,899	273,933
Diamond Hill Investment Group, Inc.	874	99,348
Donnelley Financial Solutions	26,414	221,878
Newtek Business Services Corp.	1,791	32,632
		869,764
Chemicals - 1.53%		
Landec Corp.	22,759	181,162
		181,162
Commercial Services & Supplies - 2.53%		
HC2 Holdings, Inc.	21,192	70,781
Perma-Fix Environmental Services, Inc.	35,918	229,516
		300,297
Communication Equipment- 3.88%		
Aviat Networks, Inc. (a)	21,588	393,981
PCTEL, Inc.	9,894	66,092
		460,073
Computers & Peripherals - 15.8%		
Qumu Corp. (a)	8,267	29,678
		29,678
Construction & Engineering - 2.95%		
Orion Group Holdings, Inc.	66,419	208,556
Sterling Construction Co., Inc.	13,480	141,136
		349,692
Distributors - 1.61%		
VOXX International Corp. (a)	33,103	191,335
		191,335
Diversified Financial Services - 3.35%		
Pico Holdings, Inc. (a)	17,261	145,510
TIPTREE, Inc. (a)	39,105	252,227
		397,737

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

	Shares	Value
Diversified Telecommunication Services - 1.01%		
Alaska Communications Systems Group, Inc. (a)	43,067	$ 120,157
		120,157
Electrical Equipment, Instruments & Comp - 6.91%		
Iteris, Inc (a)	21,626	102,832
Key Tronic Corp.	55,546	294,394
Perceptron, Inc. (a)	43,733	144,756
Richardson Electronics Ltd.	68,560	277,325
		819,307
Energy Equipment & Services-1.49%		
Dawson Geophysical Co. (a)	32,338	46,567
Profire Energy, Inc.	211,387	177,037
		223,604
Equity Real Estate Investment Trusts - 2.73%		
Postal Realty Trust, Inc.	20,339	324,407
		324,407
Food Products - 2.4%		
Coffee Holding Company, Inc. (a) (c)	94,994	284,982
		284,982
Health Care Equipment & Supplies - 1.81%		
Invacare Corp. (a)	20,417	130,056
Meridian Bioscience, Inc. (a)	3,625.00	84,426
		214,482
Health Care Providers & Services - 2.13%		
Catasys, Inc.	4,069	100,667
Psychemedics Corp.	27,481	152,520
		253,187
Household Durables - 3.48%		
Flexsteel Industries	12,971	163,824
ZAGG, Inc.	79,178	248,619
		412,443
IT Services - 1.65%		
Computer Task Group, Inc.	48,572	195,745
		195,745
Insurance - 1.68%		
Hallmark Financial Services, Inc. (a)	12,659	44,179
United Insurance Holdings Corp. (a)	19,858	155,290
		199,469
Internet Software & Services - 1.42%		
Synacor, Inc.	149,472	168,903
		168,903
Machinery - 3.97%		
FreightCar America, Inc.	29,588	36,689
Graham Corp.	13,710	174,665
LB Foster Co.	16,891	215,698
STARRETT L S Co.	12,902	43,738
		470,790

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
Marine - 1.73%		
Eagle Bulk Shipping, Inc.	45,936	$ 100,600
Genco Shipping & Trading Limited	16,595	104,217
		204,817
Metals & Mining -1.62%		
Endeavour Silver Corp. (a)	59,763	136,260
Olympic Steel, Inc. (a)	21,419	251,673
Schnitzer Steel Industries, Inc.	2,793	49,268
Universal Stainless & Alloy Products, Inc. (a)	22,290	191,694
		628,895
Oil, Gas & Consumable Fuels - 7.59%		
Adams Resources & Energy, Inc. (a)	17,509	468,716
Nacco Industries, Inc.	2,832	65,986
Teekay Tankers Ltd. (a)	8,697	111,496
Vaalco Energy, Inc. (a)	204,799	253,951
		900,149
Pharmaceuticals- 0.22%		
Evofem Biosciences, Inc. (a)	9,423	26,667
		26,667
Professional Services - 2.7%		
Acacia Research Corp. (a)	78,427	320,766
		320,766
Semiconductors & Semiconductor Equipment- 5.9%		
Amtech Systems, Inc. (a)	71,871	350,012
AXT, Inc. (a)	73,394	349,355
		699,367
Software - 0.78%		
Allot Communications Ltd. (a)	8,893	93,110
		93,110
Specialty Retail - 1.16%		
GameStop Corp.	7,169	31,113
Tandy Leather Factory, Inc. (a)	31,322	106,338
		137,451
Technology Harware, Storage & Peripheral Total - 2.59%		
INTEVAC, Inc.	56,249	307,120
		307,120
Textiles, Apparel, & Luxury Goods - 2.28%		
Lakeland Industries, Inc. (a)	7,707	172,868
Movado Group, Inc. (a)	9,018	97,755
		270,623
Thrifts & Mortgage Finance - 2.57%		
Federal Agricultural Mortgage Corp.	1,533	98,127
Trustco Bank Corp. (a)	32,651	206,681
		304,808
Trading Companies & Distributors - 1.65%		
Houston Wire & Cable Co.	82,725	195,231
		195,231

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
TOTAL COMMON STOCKS (Cost $14,443,571)		$ 11,671,395
Money Market Funds - 1.58%		
First American Funds Government Obligation Class Y 0.89% (b)	187,865	187,865
		187,865
TOTAL MONEY MARKET FUNDS (Cost $187,865)		187,865
TOTAL INVESTMENTS (Cost $14,631,436) 99.98%		11,859,260
Other Assets In Excess of Liabilities - 0.02%		2,444
TOTAL NET ASSETS - 100.00%		$ 11,861,704

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of June 30, 2020.
(c) Adviser owns more than 5% of the outstanding voting shares of the company and is considered an affiliated security.
See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA DIVIDEND VALUE EQUITY FUND SEEKS TO PROVIDE GROWTH OF INCOME AND LONG-TERM CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Sonia Mintun
David Sowerby
Tom Kennedy
Portfolio Manager, Ancora Advisors

———————————

NET ASSETS:

$22.7 MILLION*

———————————

INCEPTION DATE:

May 7, 2019

———————————

TICKERS:

CLASS I – ADEIX

———————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of June 30, 2020

TOP HOLDINGS: JUNE 30, 2020 [d]

NAME	% OF NET ASSETS
First American Funds Government Obligation Class Y 0.89%	6.44%
Apple, Inc.	4.82%
Microsoft Corp.	4.37%
Bank of America Corp.	4.02%
The Home Depot, Inc.	4.02%
Nestlé S.A.	4.00%
Amgen, Inc.	3.97%
Honeywell International, Inc.	3.88%
Johnson & Johnson	3.65%
JP Morgan Chase & Co.	3.62%

SECTOR DIVERSIFICATION: JUNE 30, 2020 [d]

NAME	% OF TOTAL INVESTMENTS
Information Technology	18.34%
Health Care	17.32%
Financials	15.32%
Consumer Staples	10.19%
Consumer Discretionary	9.45%
Industrials	9.45%
Money Market Funds	6.42%
Communication Services	6.08%
Energy	3.07%
Real Estate	2.41%
Materials	1.96%

TOTAL RETURNS: JUNE 30, 2020 [d]

	YTD 2020	ONE YEAR	SINCE INCEP[a]
ANCORA DIVIDEND VALUE EQUITY - I[b]	-11.10%	-1.72%	0.39%
RUSSELL 1000 VALUE INDEX[c]	-16.26%	-8.84%	-7.01%

a) Inception data reflects the return since 05/07/2019.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 1000 Value Index is designed to be a measure of the large and mid-sized capitalization companies in the United States equities market. The index is a composite of roughly 1,000 securities issued by the largest companies in the U.S. in terms of market capitalization. The Russell 1000 Value Index is a subset of the securities found in the Russell 1000.
d) Data is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $1,000,000 Investment

* Inception: 5/7/2019

The chart above assumes an initial investment of $1,000,000 made on May 7, 2019 (commencement of Fund operations) and held through June 30, 2020. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED)

	Shares	Value
Common Stocks - 93.95%		
Aerospace & Defense - 3.18%		
L3Harris Technologies, Inc.	4,250	$ 721,098
		721,098
Banks - 10.87%		
Bank of America Corp.	38,460	913,425
Citizens Financial Group, Inc.	29,000	731,960
JP Morgan Chase & Co.	8,750	823,025
		2,468,410
Beverages - 4.3%		
Diageo Plc.	3,150	423,329
PepsiCo, Inc.	4,175	552,185
		975,514
Biotechnology - 3.97%		
Amgen, Inc.	3,825	902,164
		902,164
Capital Markets - 2.52%		
BlackRock, Inc.	1,050	571,295
		571,295
Chemicals - 1.97%		
Air Products and Chemicals, Inc.	1,850	446,701
		446,701
Communications Equipment - 2.31%		
Cisco Systems, Inc.	11,225	523,534
		523,534
Consumer Finance - 1.99%		
Discover Financial Services	9,035	452,563
		452,563
Diversified Telecommunication Services - 2.98%		
Verizon Communications, Inc.	12,255	675,618
		675,618
Electrical Equipment - 2.43%		
Eaton Corporation Plc.	6,300	551,124
		551,124
Entertainment - 3.13%		
Disney Walt Co.	6,365	709,761
		709,761
Equity Real Estate Investment Trusts-2.42%		
Weyerhaeuser Co.	24,420	548,473
		548,473
Food Products - 4%		
Nestlé S.A. (a)	8,225	908,369
		908,369
Health Care Equipment & Supplies-2.19%		
Medtronic, Inc.	5,425	497,473
		497,473
Health Care Providers & Services - 5.34%		
CVS Health Corp.	10,500	682,185
UnitedHealth Group Inc.	1,800	530,910
		1,213,095

See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of June 30, 2020 (UNAUDITED) (CONTINUED)

	Shares	Value
Hotels, Restaurants & Leisure - 3.35%		
McDonald's Corp.	4,125	$ 760,939
		760,939
Household Products - 1.94%		
Procter & Gamble Co.	3,675	439,420
		439,420
IT Services - 2.62%		
Accenture Plc.	2,775	595,848
		595,848
Industrial Conglomerates - 3.88%		
Honeywell International, Inc.	6,100	881,999
		881,999
Oil, Gas & Consumable Fuels - 3.08%		
Chevron Corp.	7,850	700,455
		700,455
Pharmaceuticals - 5.88%		
AbbVie, Inc.	5,160	506,609
Johnson & Johnson	5,900	829,717
		1,336,326
Semiconductors & Semiconductor Equipment - 4.29%		
Broadcom, Inc.	1,625	512,866
Texas Instruments, Inc.	3,640	462,171
		975,037
Software - 4.37%		
Microsoft Corp.	4,875	992,111
		992,111
Specialty Retail - 4.02%		
The Home Depot, Inc.	3,645	913,109
		913,109
Technology Harware, Storage & Peripheral - 4.82%		
Apple, Inc.	3,000	1,094,400
		1,094,400
Textiles, Apparel & Luxury Goods - 2.12%		
NIKE, Inc.	4,900	480,445
		480,445
TOTAL COMMON STOCKS (Cost $20,711,256)		21,335,281
Money Market Funds - 6.44%		
First American Funds Government Obligation Class Y 0.89% (b)	1,462,881	1,462,881
		1,462,881
TOTAL MONEY MARKET FUNDS (Cost $1,462,881)		1,462,881
TOTAL INVESTMENTS (Cost $22,174,137) 100.39%		22,798,162
Liabilities In Excess of Other Assets - -0.39%		(89,128)
TOTAL NET ASSETS - 100.00%		$ 22,709,034

(a) ADR - American Depository Receipt
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of June 30, 2020.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of June 30, 2020 (Unaudited)

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Assets				
Investments in securities:				
At Cost	$15,896,932	$ 101,769,790	$14,230,915	$22,174,137
At Fair Value	$15,663,874	$ 109,149,032	$11,574,278	$22,798,162
Investments in Affiliated Securities:				
At Cost	$ -	$ 934,704	$ 400,521	$ -
At Fair Value	$ -	$ 467,779	$ 284,982	$ -
Cash	-	-	500	-
Dividends and interest receivable	33,372	96,412	3,802	6,834
Receivable for investments sold	-	1,647,166	-	-
Shareholder subscription receivable	31,485	310,823	12,736	58,319
Prepaid expenses	9,928	22,840	8,021	9,549
Total assets	15,738,659	111,694,052	11,884,319	22,872,864
Liabilities				
Payable for investments purchased	21,132	570,066	-	148,492
Shareholder redemptions payable	-	450	-	-
Payable to advisor	1,152	86,289	9,598	1,864
Administration fees payable	1,345	9,218	975	1,857
Shareholder servicing fees payable	-	612	98	186
Trustee fees payable	1,970	1,991	1,961	1,961
Accrued expenses	9,792	15,749	9,983	9,470
Total liabilities	35,391	684,375	22,615	163,830
Net Assets: (unlimited number of shares authorized, no par value)	$15,703,268	$ 111,009,677	$11,861,704	$22,709,034
Net Assets consist of:				
Paid in capital	17,940,240	113,732,027	18,342,970	22,650,699
Distributable Earnings (Accumulated Deficit)	(2,236,972)	(2,722,350)	(6,481,266)	58,335
Net Assets	$15,703,268	$ 111,009,677	$11,861,704	$22,709,034
Class I:				
Net assets applicable to Class I shares	$15,703,268	$ 73,592,725	$11,861,704	$22,709,034
Shares outstanding (unlimited number of shares authorized, no par value)	2,180,023	5,718,371	1,444,750	2,293,679
Net asset value, offering price, and redemption price per share	$ 7.20	$ 12.87	$ 8.21	$ 9.90
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 7.06	$ 12.61	$ 8.05	$ 9.70
Class S:				
Net assets applicable to Class S shares		$ 37,416,952		
Shares outstanding (unlimited number of shares authorized, no par value)		2,841,977		
Net asset value, offering price, and redemption price per share		$ 13.17		
Minimum Redemption Price Per Share (a) (NAV * 98%)		$ 12.91		

(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the six months ended June 30, 2020 (Unaudited)

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Investment Income				
Dividend income (a)	$ 676,531	$ 770,063	$ 66,546	$ 274,685
Total Income	676,531	770,063	66,546	274,685
Expenses				
Investment advisor fee	144,465	570,419	66,208	77,234
Shareholder servicing account expenses				
Class I	1,445	3,855	662	1,030
Fund accounting expenses	16,365	27,360	11,665	11,554
Transfer agent expenses	4,586	4,587	4,586	4,586
Legal expenses	11,794	10,132	7,712	8,193
Administration expenses	14,446	57,042	6,621	10,298
Insurance expenses	4,802	4,802	4,802	5,193
Custodian expenses	5,127	6,859	3,655	1,650
Auditing expenses	7,330	8,879	7,542	6,379
Printing expenses	2,015	1,330	780	490
Trustees expenses	8,088	8,088	8,088	8,088
Miscellaneous expenses	2,420	2,599	1,696	4,141
Registration expenses	4,246	20,083	2,874	6,902
Total Expenses	227,129	726,035	126,891	145,738
Waived Fees	(41,492)	(49,277)	(20,958)	(42,759)
Net Expenses	185,637	676,758	105,933	102,979
Net Investment Income (Loss)	490,894	93,305	(39,387)	171,706
Net Realized & Unrealized Loss				
Net realized loss on unaffiliated investment securities	(1,958,749)	(7,243,475)	(2,866,795)	(682,129)
Net Change in unrealized appreciation on unaffiliated investment securities	(1,111,450)	(17,871,789)	(769,619)	(1,403,017)
Net Change in unrealized appreciation on affiliated investment securities	-	(441,157)	(145,810)	-
Net realized and unrealized loss on investment securities	(3,070,199)	(25,556,421)	(3,782,224)	(2,085,146)
Net decrease in net assets resulting from operations	$(2,579,305)	$(25,463,116)	$(3,821,611)	$(1,913,440)

(a) Net of foreign taxes withheld $0, $0, $0, and $3,399, respectively
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	(Unaudited) Six Months Ended June 30, 2020	**Year Ended December 31, 2019**
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 490,894	$ 1,204,344
Net realized gain (loss) on unaffiliated investment securities	(1,958,749)	551,649
Capital gain distributions from investment companies	-	159
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	(1,111,450)	2,089,302
Net increase (decrease) in net assets resulting from operations	(2,579,305)	3,845,454
Distributions		
From distribution to shareholders - Class I	(597,610)	(1,396,185)
From return of capital - Class I	(317,041)	(541,444)
Total distributions	(914,651)	(1,937,629)
Capital Share Transactions - Class I		
Proceeds from sale of shares	2,078,336	9,752,067
Shares issued in reinvestment of dividends	681,155	1,431,823
Redemption fees	2,064	477
Shares redeemed	(19,679,961)	(5,064,882)
	(16,918,406)	6,119,485
Net increase (decrease) in net assets resulting from capital share transactions	(16,918,406)	6,119,485
Total increase (decrease) in net assets	(20,412,362)	8,027,310
Net Assets		
Beginning of period	$ 36,115,630	$ 28,088,320
End of period	$ 15,703,268	$ 36,115,630
Capital Share Transactions - I Shares		
Shares sold	286,214	1,242,384
Shares issued in reinvestment of distributions	93,267	182,688
Shares repurchased	(2,758,412)	(650,655)
Net increase (decrease) from capital share transactions	(2,378,931)	774,417

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	(Unaudited) Six Months Ended June 30, 2020	**Year Ended December 31, 2019**
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 93,305	$ 125,325
Net realized gain (loss) on unaffiliated investment securities	(7,243,475)	271,198
Net realized gain on affiliated investment securities	-	329,841
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	(17,871,789)	26,636,701
Change in net unrealized appreciation (depreciation) on affiliated investment securities	(441,157)	318,360
Net increase (decrease) in net assets resulting from operations	(25,463,116)	27,681,425
Distributions		
From distribution to shareholders - Class I	-	(47,118)
From distribution to shareholders - Class S	-	(123,812)
Total distributions	-	(170,930)
Capital Share Transactions - Class I		
Proceeds from sale of shares	5,299,954	9,888,751
Shares issued in reinvestment of dividends	-	45,544
Redemption fees	186	2,166
Shares redeemed	(9,543,032)	(15,110,070)
	(4,242,892)	(5,173,609)
Capital Share Transactions - Class S		
Proceeds from sale of shares	1,923,264	14,644,001
Shares issued in reinvestment of dividends	-	122,012
Shares redeemed	(349,306)	(5,535,586)
	1,573,958	9,230,427
Net increase (decrease) in net assets resulting from capital share transactions	(2,668,934)	4,056,818
Total increase (decrease) in net assets	(28,132,050)	31,567,313
Net Assets		
Beginning of period	$ 139,141,727	$ 107,574,414
End of period	$ 111,009,677	$ 139,141,727
Capital Share Transactions - I Shares		
Shares sold	411,521	687,202
Shares issued in reinvestment of distributions	-	2,886
Shares repurchased	(768,736)	(1,045,387)
Net decrease from capital share transactions	(357,215)	(355,299)
Capital Share Transactions - S Shares		
Shares sold	151,850	1,008,169
Shares issued in reinvestment of distributions	-	7,569
Shares repurchased	(24,068)	(367,262)
Net increase from capital share transactions	127,782	648,476

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENT OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	(Unaudited) Six Months Ended June 30, 2020	**Year Ended December 31, 2019**
Increase (decrease) in Net Assets from Operations		
Net investment loss	$ (39,387)	$ (157,681)
Net realized loss on unaffiliated investment securities	(2,866,795)	(828,038)
Net realized gain on affiliated investment securities	-	25,130
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	(769,619)	2,776,585
Change in net unrealized appreciation (depreciation) on affiliated investment securities	(145,810)	105,034
Net increase (decrease) in net assets resulting from operations	(3,821,611)	1,921,030
Distributions		
From distributions to shareholders - Class I	-	(280,755)
Total distributions	-	(280,755)
Capital Share Transactions - Class I		
Proceeds from sale of shares	785,678	3,851,523
Shares issued in reinvestment of dividends	-	274,248
Redemption fees	-	881
Shares redeemed	(3,662,505)	(5,370,950)
	(2,876,827)	(1,244,298)
Net decrease in net assets resulting from capital share transactions	(2,876,827)	(1,244,298)
Total increase (decrease) in net assets	(6,698,438)	395,977
Net Assets		
Beginning of period	$ 18,560,142	$ 18,164,165
End of period	$ 11,861,704	$ 18,560,142
Capital Share Transactions - I Shares		
Shares sold	94,505	372,726
Shares issued in reinvestment of distributions	-	26,219
Shares repurchased	(426,365)	(523,999)
Net decrease from capital share transactions	(331,860)	(125,054)

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENT OF CHANGES IN NET ASSETS

	Ancora Dividend Value Equity Fund	
	(Unaudited) Six Months Ended June 30, 2020	**Period Ended (a) December 31, 2019**
Increase in Net Assets from Operations		
Net investment income	$ 171,706	$ 179,250
Net realized gain (loss) on unaffiliated investment securities	(682,129)	60,958
Change in net unrealized appreciation (depreciation) on unaffiliated investment securities	(1,403,017)	2,027,042
Net increase (decrease) in net assets resulting from operations	(1,913,440)	2,267,250
Distributions		
From distribution to shareholders - Class I	(132,652)	(162,823)
Total distributions	(132,652)	(162,823)
Capital Share Transactions - Class I		
Proceeds from sale of shares	5,473,585	20,167,349
Shares issued in reinvestment of dividends	131,604	161,613
Redemption fees	941	2,895
Shares redeemed	(1,691,962)	(1,595,326)
	3,914,168	18,736,531
Net increase in net assets resulting from capital share transactions	3,914,168	18,736,531
Total increase in net assets	1,868,076	20,840,958
Net Assets		
Beginning of period	$ 20,840,958	$ -
End of period	$ 22,709,034	$ 20,840,958
Capital Share Transactions - I Shares		
Shares sold	593,797	1,992,012
Shares issued in reinvestment of distributions	14,519	14,391
Shares repurchased	(174,161)	(146,879)
Net increase from capital share transactions	434,155	1,859,524

(a) For period May 7, 2019 (commencement of operations) through December 31, 2019.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING − throughout each period

Ancora Income Fund

CLASS I SHARES	(Unaudited) Six Months Ended 6/30/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data						
Net asset value, beginning of period	$ 7.92	$ 7.42	$ 8.19	$ 8.13	$ 8.15	$ 8.44
Income from investment operations						
Net investment income [a]	0.13	0.30	0.30	0.31	0.33	0.34
Net realized and unrealized gain (loss)	(0.61)	0.68	(0.57)	0.26	0.17	(0.06)
Total from investment operations	(0.48)	0.98	(0.27)	0.57	0.50	0.28
Less Distributions to shareholders:						
From net investment income	(0.16)	(0.35)	(0.32)	(0.32)	(0.31)	(0.35)
From net realized gain	-	-	-	(0.07)	(0.04)	(0.08)
From return of capital	(0.08)	(0.13)	(0.18)	(0.12)	(0.17)	(0.14)
Total distributions	(0.24)	(0.48)	(0.50)	(0.51)	(0.52)	(0.57)
Paid in capital from redemption fees	- [e]	- [e]	- [e]	- [e]	- [e]	- [e]
Net asset value, end of period	$ 7.20	$ 7.92	$ 7.42	$ 8.19	$ 8.13	$ 8.15
Total Return [b]	(6.05)% [g]	13.46%	(3.40)%	7.14%	6.21%	3.41%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 15,703	$36,116	$28,088	$33,166	$19,880	$13,814
Ratio of expenses to average net assets [c]	1.29% [f]	1.28%	1.29%	1.28%	1.28%	1.28%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.58% [f]	1.53%	1.49%	1.41%	1.43%	1.42%
Ratio of net investment income (loss) to average net assets [c] [d]	3.41% [f]	3.82%	3.78%	3.76%	4.04%	4.08%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	3.13% [f]	3.57%	3.57%	3.63%	3.90%	3.94%
Portfolio turnover rate	47.86% [g]	103.17%	56.98%	54.84%	76.34%	88.64%

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(e) Amount is less than $0.005.

(f) Annualized

(g) Not Annualized

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	(Unaudited) Six Months Ended 6/30/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data						
Net asset value, beginning of period	$ 15.73	$ 12.60	$ 15.55	$ 14.04	$ 12.06	$ 13.43
Income from investment operations						
Net investment income [a]	0.00[e]	0.00[e]	0.00[e]	0.07	0.00[e]	0.01
Net realized and unrealized gain (loss)	(2.86)	3.14	(1.99)	2.61	2.00	(1.26)
Total from investment operations	(2.86)	3.14	(1.99)	2.68	2.00	(1.25)
Less Distributions to shareholders:						
From net investment income	-	(0.01)	(0.03)	(0.05)	(0.02)	(0.01)
From net realized gain	-	-	(0.93)	(1.12)	-	(0.11)
From return of capital	-	-	-	-	-	-
Total distributions	-	(0.01)	(0.96)	(1.17)	(0.02)	(0.12)
Paid in capital from redemption fees	- [e]	- [e]	- [e]	- [e]	- [e]	- [e]
Net asset value, end of period	$ 12.87	$ 15.73	$ 12.60	$ 15.55	$ 14.04	$ 12.06
Total Return [b]	(18.18)%[g]	24.90%	(12.69)%	19.05%	16.58%	(9.30)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 73,593	$95,539	$81,001	$84,308	$61,691	$51,236
Ratio of expenses to average net assets [c]	1.28%[f]	1.27%	1.27%	1.32%	1.32%	1.31%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.28%[f]	1.27%	1.27%	1.32%	1.32%	1.31%
Ratio of net investment income (loss) to average net assets [c] [d]	0.07%[f]	0.03%	(0.01)%	0.46%	0.03%	0.09%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	0.07%[f]	0.03%	(0.01)%	0.46%	0.03%	0.09%
Portfolio turnover rate	44.81%[g]	92.93%	51.97%	60.96%	80.25%	57.12%

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(e) Amount is less than $0.005.

(f) Annualized

(g) Not Annualized

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each period

Ancora MicroCap Fund

CLASS I SHARES	(Unaudited) Six Months Ended 6/30/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Year Ended 12/31/2015
Selected Per Share Data						
Net asset value, beginning of period	$ 10.45	$ 9.55	$ 14.09	$ 12.87	$ 11.20	$ 14.15
Income from investment operations						
Net investment income (loss) [a]	(0.03)	(0.09)	(0.09)	(0.14)	0.03	(0.12)
Net realized and unrealized gain (loss)	(2.21)	1.15	(3.10)	2.46	1.85	(1.09)
Total from investment operations	(2.24)	1.06	(3.19)	2.32	1.88	(1.21)
Less Distributions to shareholders:						
From net investment income	-	-	-	- [c]	(0.03)	-
From net realized gain	-	(0.16)	(1.35)	(1.10)	(0.18)	(1.74)
Total distributions	-	(0.16)	(1.35)	(1.10)	(0.21)	(1.74)
Paid in capital from redemption fees	-	- [c]	- [c]	- [c]	- [c]	- [c]
Net asset value, end of period	$ 8.21	$ 10.45	$ 9.55	$ 14.09	$ 12.87	$ 11.20
Total Return [b]	(21.44)% [f]	11.09%	(22.37)%	18.00%	16.73%	(8.61)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 11,862	$18,560	$ 18,164	$ 22,023	$ 16,195	$14,665
Ratio of expenses to average net assets	1.60% [e]	1.60%	1.55%	1.60%	1.60%	1.60%
Ratio of expenses to average net assets before waiver & reimbursement	1.92% [e]	1.72%	1.55%	1.60%	1.65%	1.60%
Ratio of net investment income (loss) to average net assets	(0.60)% [e]	(0.82)%	(0.66)%	(0.98)%	0.28%	(0.90)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.91)% [e]	(0.94)%	(0.66)%	(0.98)%	0.22%	(0.90)%
Portfolio turnover rate	13.97% [f]	25.56%	31.20%	35.15% [d]	13.60%	26.97%

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
(d) Excludes the impact of in-kind transactions.
(e) Annualized
(f) Not Annualized
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING − throughout each period

Ancora Dividend Value Equity Fund

CLASS I SHARES	(Unaudited) Six Months Ended 6/30/2020	Period Ended 12/31/2019[(g)]
Selected Per Share Data		
Net asset value, beginning of period	$ 11.21	$ 10.00
Income from investment operations		
Net investment income [(a)]	0.08	0.11
Net realized and unrealized gain (loss)	(1.33)	1.19
Total from investment operations	(1.25)	1.30
Less Distributions to shareholders:		
From net investment income	(0.06)	(0.09)
From net realized gain	-	-
From return of capital	-	-
Total distributions	(0.06)	(0.09)
Paid in capital from redemption fees	- [(h)]	- [(h)]
Net asset value, end of period	$ 9.90	$ 11.21
Total Return [(b)]	(11.10)%[(f)]	12.98%[(f)]
Ratios and Supplemental Data		
Net assets, end of period (000)	$ 22,709	$ 20,841
Ratio of expenses to average net assets [(c)]	1.00%[(e)]	1.00%[(e)]
Ratio of expenses to average net assets before waiver & reimbursement [(c)]	1.41%[(e)]	1.40%[(e)]
Ratio of net investment income (loss) to average net assets [(c)] [(d)]	1.67%[(e)]	1.56%[(e)]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [(c)] [(d)]	1.25%[(e)]	1.16%[(e)]
Portfolio turnover rate	6.33%[(f)]	12.54%[(f)]

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(h) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year/period

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	(Unaudited) Six Months Ended 6/30/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017	Year Ended 12/31/2016	Period Ended 12/31/2015[(g)]
Selected Per Share Data						
Net asset value, beginning of year/period	$ 16.06	$ 12.86	$ 15.85	$ 14.29	$ 12.23	$ 14.00
Income from investment operations						
Net investment income [(a)]	0.02	0.04	0.05	0.12	0.05	0.01
Net realized and unrealized gain (loss)	(2.91)	3.21	(2.06)	2.66	2.03	(1.66)
Total from investment operations	(2.89)	3.25	(2.01)	2.78	2.08	(1.65)
Less Distributions to shareholders:						
From net investment income	-	(0.05)	(0.05)	(0.10)	(0.02)	(0.01)
From net realized gain	-	-	(0.93)	(1.12)	-	(0.11)
From return of capital	-	-	-	-	-	-
Total distributions	-	(0.05)	(0.98)	(1.22)	(0.02)	(0.12)
Net asset value, end of year/period	$ 13.17	$ 16.06	$ 12.86	$ 15.85	$ 14.29	$ 12.23
Total Return [(b)]	(18.00)%[(f)]	25.24%	(12.53)%	19.45%	16.97%	(11.77)%[(f)]
Ratios and Supplemental Data						
Net assets, end of year/period (000)	$ 37,417	$ 43,603	$ 26,573	$ 8,846	$ 7,267	$ 3,981
Ratio of expenses to average net assets [(c)]	1.00%[(e)]	1.00%	1.00%	1.00%	0.99%	0.99%[(e)]
Ratio of expenses to average net assets before waiver & reimbursement [(c)]	1.27%[(e)]	1.25%	1.27%	1.31%	1.31%	1.31%[(e)]
Ratio of net investment income (loss) to average net assets [(c) (d)]	0.36%[(e)]	0.29%	0.36%	0.79%	0.34%	0.15%[(e)]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [(c) (d)]	0.09%[(e)]	0.04%	0.09%	0.48%	0.01%	(0.16)%[(e)]
Portfolio turnover rate	44.81%[(f)]	92.93%	51.97%	60.96%	80.25%	57.12%[(f)]

(a) Net investment income per share is based on average shares outstanding.

(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.

(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(e) Annualized

(f) Not Annualized

(g) For period June 19, 2015 (commencement of operations) through December 31, 2015.

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (UNAUDITED)
June 30, 2020

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Dividend Value Equity Fund (the "Dividend Value Equity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Dividend Value Equity Fund commenced investment operations on May 7, 2019. The Dividend Value Equity Fund's investment objective is to provide growth of income and long-term capital appreciation. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the six months ended June 30, 2020, the Income Fund – Class I collected $2,064 in redemption fees. For the six months ended June 30, 2020, the Small-Mid Cap Fund – Class I collected $186 in redemption fees. For the six months ended June 30, 2020, the Microcap Fund – Class I did not collect any redemption fees. For the six months ended June 30, 2020, the Small-Mid Cap Fund Class S did not collect any redemption fees. For the six months ended June 30, 2020, the Dividend Value Equity Fund Class I collected $941 in redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 946 *Financial Services – Investment Companies*.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the six months ended June 30, 2020, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the six months ended June 30, 2020, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The MicroCap Fund, Small-Mid Cap Fund, and Dividend Value Equity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to return of capital distributions, net operating losses and distribution re-designations.

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

All investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of June 30, 2020:

Income Fund Valuation Inputs of Assets *	Level 1	Level 2	Level 3	Total
Bonds & Corporate Bond Trust Certs.	$ 3,472,693	$ 748,867	$ -	$ 4,221,560
Investment Companies	3,186,393	-	-	3,186,393
Traditional Preferred Securities	5,224,443	-	-	5,224,443
REIT Senior Securities	1,435,294	-	-	1,435,294
Common Stocks	354,090	-	-	354,090
Money Market Funds	1,242,094	-	-	1,242,094
Total	$ 14,915,007	$ -	$ -	$ 15,663,874

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

Small-Mid Cap Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 109,353,833	$ -	$ -	$109,353,833
Money Market Funds	262,978	-	-	262,978
Total	$ 109,616,811	$ -	$ -	$109,616,811

MicroCap Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 11,671,395	$ -	$ -	$ 11,671,395
Money Market Funds	187,865	-	-	187,865
Total	$ 11,859,260	$ -	$ -	$ 11,859,260

Dividend Value Equity Fund Valuation Inputs of Assets *	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 21,335,281	$ -	$ -	$ 21,335,281
Money Market Funds	1,462,881	-	-	1,462,881
Total	$ 22,798,162	$ -	$ -	$ 22,798,162

* The Funds did not hold any Level 3 assets during the six months ended June 30, 2020. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the six months ended June 30, 2020.

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the six months ended June 30, 2020:

Small-Mid Cap Fund

J. Alexander's Holdings, Inc.	
Balance Beginning at December 31, 2019	$ 908,936
Net Realized Gain on Sale of Investments	-
Net Change in Unrealized Depreciation on Investment Securities	(441,157)
Purchases	-
Sales	-
Balance End at June 30, 2020	$ 467,779
Dividend Income	$ -

MicroCap Fund

Coffee Holding Company, Inc.	
Balance Beginning at December 31, 2019	$ 398,194
Net Realized Gain on Sale of Investments	-
Net Change in Unrealized Depreciation on Investment Securities	(145,810)
Purchases	32,598
Sales	-
Balance End at June 30, 2020	$ 284,982
Dividend Income	$ -

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. The Ancora Group, Inc. is the parent company of the Advisor. Ancora Holdings Inc. is the parent company to The Ancora Group, Inc. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Small-Mid Cap Fund, and MicroCap Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. As compensation for management services, the Dividend Value Equity Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.75% of the average daily net assets of the Fund. For the six months ended June 30, 2020, the Advisor earned fees of $144,465 from the Income Fund, $570,419 from the Small-Mid Cap Fund, $66,208 from the MicroCap Fund, and $77,234 from the Dividend Value Equity Fund. At June 30, 2020, payables to the Advisor were $1,152, $86,289, $9,598, and $1,864 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until May 1, 2021, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2020, the Advisor waived management fees of $41,492 for the Income Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until May 1, 2021, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2020, the Advisor waived management fees of $49,277 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until May 1, 2021, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2020, the Adviser waived management fees of $20,958 for the MicroCap Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Dividend Value Equity Fund to 1.00% for Class I shares until May 1, 2021, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2020, the Adviser waived management fees of $42,759 for the Dividend Value Equity Fund Class I shares. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation within the same fiscal year.

The Funds have entered into an Administration Agreement with The Ancora Group, Inc., an affiliate of the advisor. Pursuant to the Administration Agreement, each of the Funds will pay

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the six months ended June 30, 2020, The Ancora Group, Inc. earned $14,446 from the Income Fund, $57,042 from the Small-Mid Cap Fund, $6,621 from the MicroCap Fund, and $10,298 from the Dividend Value Equity Fund. As of June 30, 2020, The Ancora Group, Inc. was owed $1,345, $9,218, $975, and $1,857 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. Arbor Court is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, Inc., each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

NOTE 5. INVESTMENTS

For the six months ended June 30, 2020, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Purchases				
U.S. Government Obligations	$ 745,322	$ -	$ -	$ -
Other	$ 12,094,292	$ 51,085,668	$ 1,871,680	$ 4,784,871
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	$ 26,391,711	$ 54,599,727	$ 4,584,869	$ 1,229,564

At June 30, 2020, the costs of securities for federal income tax purposes were $15,896,932, $102,704,494, $14,631,436, and $22,174,137 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

As of June 30, 2020, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Gross Appreciation	$ 482,834	$ 14,763,306	$ 1,208,006	$ 2,207,969
Gross (Depreciation)	(715,892)	(7,850,989)	(3,980,182)	(1,583,944)
Net Appreciation (Depreciation) on Investments	$ (233,058)	$ 6,912,317	$(2,772,176)	$ 624,025

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales and partnership basis adjustments.

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during six months ended June 30, 2020 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 597,610	$ -	$ -	$ 132,652
Long-term capital gain	-	-	-	-
Return of capital	317,041	-	-	-
	$ 914,651	$ -	$ -	$ 132,652

The tax character of distributions paid during year and period ended December 31, 2019 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 1,378,494	$ 125,325	$ 119,089	$ 162,823
Long-term capital gain	17,689	-	161,666	-
Return of capital	541,444	45,606	-	-
	$ 1,937,627	$ 170,931	$ 280,755	$ 162,823

As of December 31, 2019, the following Funds had the following capital loss carryforwards for federal income tax purposes. These capital loss carryforwards may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders and may be carried forward indefinitely retaining their character as short-term and/or long-term.

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Short-Term Capital Loss Carry Forward	$ -	$ (1,541,848)	$ (1,616)	$ -
Long-Term Capital Loss Carry Forward	-	-	(801,292)	-
Total Capital Loss Carry Forward	$ -	$ (1,541,848)	$ (802,908)	$ -

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

As of December 31, 2019, the components of distributable earnings on a tax basis were as follows:

	Income Fund	**Small-Mid Cap Fund**	**MicroCap Fund**	**Dividend Value Equity Fund**
Accumulated undistributed ordinary income (loss)	$ -	$ -	$ -	$ 77,385
Accumulated undistributed capital gain (loss)	-	-	-	-
Other Accumulated Losses	-	(1,541,848)	(802,908)	-
Unrealized appreciation (depreciation)	939,943	24,282,613	(1,856,747)	2,027,042
	$ 939,943	$ 22,740,765	$ (2,659,655)	$ 2,104,427

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of June 30, 2020, National Financial Services, LLC. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	74.23%
Small-Mid Cap Fund	45.84%
MicroCap Fund	61.75%
Dividend Value Equity Fund	61.23%

As of June 30, 2020, Charles Schwab & Co., Inc. owned, for the benefit of its customers, the following percentages of the outstanding shares:

MicroCap Fund	30.55%
Dividend Value Equity Fund	31.32%

NOTE 8. MARKET RISK

Overall market risks may also affect the value of the Funds. Factors such as domestic economic growth and market conditions, interest rate levels and political events affect the securities markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions and depressions, or other events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund's net asset value, and may impair market liquidity, thereby increasing liquidity risk. The Funds could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates can have the same impact on all types of securities and instruments.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health

Ancora Trust
Notes to the Financial Statements (UNAUDITED) (CONTINUED)
June 30, 2020

screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

NOTE 9. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

FINANCIAL REVIEW

Ancora Trust
Additional Information
June 30, 2020

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)
The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)
A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

ADVISORY RENEWAL AGREEMENT (UNAUDITED)
At a Board meeting held on February 18, 2020, the Management Agreement between Ancora Advisors, LLC (the "Advisor") and the Funds was renewed for an additional year.
In order to fulfill their fiduciary duties pursuant to Section 15 of the 1940 Act, the Trustees reviewed the Management Agreement between the Trust and the Advisor pursuant to which the Advisor provides investment advisory services to each of the Funds. The Board was provided a copy of the Management Agreement and a memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of continuation of the Management Agreement. The Advisor also presented the Board with materials showing management fees paid by comparable funds.

In determining whether to approve the continuation of the Management Agreement, the Board considered the fairness and reasonableness of the terms of the Agreement with respect to each Fund. The Board considered the factors discussed below, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

Nature, Extent and Quality of Services. The Board concluded that the Advisor has a high level of expertise in managing assets of the type held by the Funds and that the services that have been provided by the Advisor to the Funds are of high quality. The Board noted in particular the high quality of the Advisor's management working on Fund matters.

With respect to Ancora Income Fund, the Board considered that the Fund is actively managed compared to other income funds. The Board also noted that the Advisor seeks to obtain better results than a typical income fund might expect by diligently seeking out convertible securities and closed-end funds that become available at a price lower than their underlying value. With respect to Ancora/Thelen Small-Mid Cap Fund, Ancora Microcap Fund, Ancora Special Opportunity Fund and Ancora Dividend Value Fund, the Board considered that these Funds are actively managed. With respect to all of the Funds, the Board noted that the Advisor and Portfolio Managers have considerable experience and a very positive reputation and in each case adhere to a well-defined investment strategy.

FINANCIAL REVIEW

Ancora Trust
Additional Information (CONTINUED)
June 30, 2020

The Board also noted the benefit to the Funds of the research capabilities and professional expertise of the Ancora organization as a whole. In addition, the Board noted (i) the Advisor has worked hard to increase assets under management, thus reducing expense ratios, (ii) the closing of several Funds when such Funds were not contributing to shareholder value and the addition of the Dividend Value Fund, (iii) the merging of the Class C Shares into Class I Shares, thus eliminating 12b-1 fees, (iv) the creation of new Class S Shares, designed for institutional investors, with a fee waiver limiting annual operating expenses to 1.00%, and (v) initiative shown to contract with ACA Compliance Group, an outside compliance firm, to assure compliance with laws, regulations and best practices.

Comparisons. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the 1.0% management fee charged to the Funds is equal to or below the fees paid by many other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable.

The Board also considered the management fee waivers for the Small-Mid Cap Fund, Income Fund, Microcap Fund and Dividend Value Fund, which totaled $238,000 in 2019.

Investment Performance. The Board also discussed the investment performance of the Funds for various periods since inception, including the fact that each of the Funds in recent years has been rated by the Wall Street Journal and/or Morningstar as top-performing funds in their categories. Overall, the Board determined that, with the recent exception of the Microcap Fund, the performance of the Funds in general has been satisfactory.

Cost and Profitability. The Board also considered the profitability of the Agreement to the Advisor. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be unduly profitable to the Advisor. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

Economies of Scale. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced. The Board noted that any such discussion was premature at this time since assets would have to grow substantially above current levels before economies of scale would be realized for the Advisor. Again, the management fee waiver discussed above was considered.

Other Factors. The Board also noted that the Management Agreement is terminable by either party on 60 days notice. The Board noted that, under the requirements of the 1940 Act, it would regularly review the terms of the Agreement in light of changing conditions and seek to amend or terminate the Agreement as necessary.

After its consideration of the above, the Board concluded that the terms of the Management Agreement are fair and reasonable and in the best interests of each Fund and its respective shareholders.

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from January 1, 2020 to June 30, 2020.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	January 1, 2020	June 30, 2020	January 1, 2020 to June 30, 2020
Actual			
Class I	$1,000.00	$939.49	$6.20
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.47	$6.45
*Expenses are equal to the Fund's annualized expense ratio of 1.285%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value January 1, 2020	Ending Account Value June 30, 2020	Expenses Paid During the Period* January 1, 2020 to June 30, 2020
Actual			
Class I	$1,000.00	$818.18	$5.79
Class S	$1,000.00	$820.05	$4.54
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,018.50	$6.42
Class S	$1,000.00	$1,019.95	$5.04
* Expenses are equal to the Fund's annualized expense ratio of 1.28% and 1.00%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).			

Ancora MicroCap Fund	Beginning Account Value January 1, 2020	Ending Account Value June 30, 2020	Expenses Paid During the Period* January 1, 2020 to June 30, 2020
Actual			
Class I	$1,000.00	$785.65	$7.10
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,016.91	$8.02
* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).			

Ancora Dividend Value Equity Fund Fund	Beginning Account Value January 1, 2020	Ending Account Value June 30, 2020	Expenses Paid During the Period* January 1, 2020 to June 30, 2020
Actual			
Class I	$1,000.00	$889.01	$4.70
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,019.89	$5.02
* Expenses are equal to the Fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).			

TRUSTEES & OFFICERS (UNAUDITED)

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Frank J. Roddy 29500 Solon Road Solon, OH 44139 58	Trustee	Since April 30, 2019	Retired Executive Vice President of Finance and Administration at Swagelok Company from 2012 until 2018.	5	Member of: Board of Cleveland Central Catholic High School; Northeast Ohio Alumni Advisory Board for Ernst & Young; Cleveland Advisory Board of FM Global; Conrad Companies Board of Advisors; VEC Inc. Advisory Board; and Swagelok Company Advisory Board.
Jennifer A. Rasmussen 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 45	Trustee	Since April 30, 2019	Chief Operating Officer of FSM Capital Management, LLC, since July 2007.	5	None.
Cindy Flynn 1801 East 9th Street Cleveland, OH 44114 55	Trustee	Since April 30, 2019	Executive Vice President & Chief Administrative Officer of New York Community Bancorp., Inc. from 2009 to 2018.	5	Board Member of: Greater Cleveland Sports Commission; University Hospitals Cleveland Medical Center; Rainbow Babies & Children's Foundation; Western Reserve Historical Society; and the Recreation League of Cleveland
Frank DeFino 2181 Enterprise Parkway Twinsburg, OH 44087 65	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) from 1976 to the present.	5	None.

(1) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

For the six months ended June 30, 2020, trustees, Frank DeFino, Frank J. Roddy, Jennifer A. Rasmussen, and Cindy Flynn, were paid a fee of $10,000.

Mandatory age retirement was approved at the February 13, 2019 board meeting.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Interested Trustee:					
John Micklitsch [2] 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 50	Trustee	Since April 30, 2019	Chief Investment Officer of Ancora Advisors LLC since 2011; Chief Investment Officer of Ancora Group, Inc. since 2011; Chief Investment Officer of Ancora Holdings Inc. since 2015; Member of the Executive Committee of the Ancora entities since 2010.	5	Board Member of Biltmore Trust
Officers:					
Joseph M. Spidalieri 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 41	Chief Compliance Officer	Since March 1, 2011	Chief Operating Officer of Ancora Holdings Inc. since 2017; Chief Operating Officer of Ancora Advisors LLC since 2017; Chief Compliance Officer of Ancora Advisors LLC until 2017; Chief Compliance Officer of The Ancora Group Inc. since 2011; Chief Compliance Officer of Ancora Holdings Inc. since 2015; Director of Compliance of Ancora Securities, Inc. and Ancora Capital Inc. from 2011 to 2012	5	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 46	President & Treasurer Secretary	Since December 4, 2017 Since November 15, 2003	Chief Financial Officer of Ancora Advisors LLC since 2003; Chief Financial Officer of The Ancora Group Inc. since 2010; Chief Financial Officer of Ancora Holdings Inc. since 2015; Chief Financial Officer and Director of Ancora Securities, Inc. from 2001 to 2012; Chief Financial Officer of Ancora Capital Inc. from 2002 to 2012; member of the Executive Committee for the Ancora entities until 2016	5	None.

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

[2] John Micklitsch is considered an "interested person" as defined in Section 2(a)(19) of the 1940 Act by virtue of his affiliation with Ancora Advisors LLC.

PRIVACY POLICY

PRIVACY POLICY	
FACTS	**WHAT DOES ANCORA, WHOSE FAMILY OF COMPANIES INCLUDE ANCORA ADVISORS LLC, ANCORA FAMILY WEALTH ADVISORS, LLC, INVERNESS SECURITIES LLC, ANCORA RETIREMENT PLAN ADVISORS, INC., & ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?**
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: › Social security number › Account Numbers › Risk tolerance › Wire transfer instructions › Income › Contact Information › Transaction history › Investment Experience › Assets › Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information:	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you.	Yes	No
For joint marketing with other financial companies.	Yes	No
For our affiliates' everyday business purposes - information about your transactions and experiences.	Yes	Yes
For our affiliates' everyday business purposes – information about your creditworthiness.	No	We don't share
For our affiliates to market to you.	Yes	Yes
For non-affiliates to market to you.	No	We don't share

To limit our sharing:	To limit sharing, the Data Protection Officer can be contacted by email at dpo@ancora.net or by mail at: Data Protection Officer, Ancora, 6060 Parkland Boulevard, Suite 200, Cleveland, OH 44124. Please note: Ancora cannot guarantee the security of your Personal Data while it's in transit to us. Therefore, if you choose to contact the Data Protection Officer by email, we advise that you keep Personal Data to a minimum, and in particular that you do not include full account information. If you are a new customer, we can begin sharing your information [30] days from the date we sent this notice. When you are no longer our customer, we continue to share your information as described in this notice. However, you can contact us at any time to limit our sharing.
Questions?	Call Jason Geers at 216-593-5020 or visit www.ancora.net/privacy_policy
eDelivery	To opt out of eDelivery, call Jason Geers at 216-593-5020.

Privacy Policy	Page 2
Who We Are	
Ancora Holdings Inc.	Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns three separate and distinct SEC Registered Investment Advisers, Ancora Advisors, Inc., Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, Inc. and Inverness Securities LLC, a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), pooled investments (hedge funds/investment limited partnerships), and institutions such as pension/profit sharing plans, corporations, charitable & "Not-for-Profit" organizations, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Retirement Plan Advisors, Inc. specializes in providing investment guidance and investment management for small and midsize employer sponsored retirement plans. Inverness Securities, LLC is a FINRA registered Broker Dealer. Ancora Trust is the Trust of the Ancora Mutual Funds.
What We Do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you › Enter into an investment advisory contract › Seek financial advice › Make deposits or withdrawals from your account › Tell us about your investment or retirement portfolio › Give us your employment history
Why can't I limit sharing?	Federal law gives you the right to limit only › sharing for affiliates' everyday business purposes—information about your creditworthiness › affiliates from using your information to market to you › sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. › *Ancora does share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. › *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. › *Ancora does not jointly market.*

Cayman Island Data Protection Law and GDPR EU Privacy Policy visit www.ancora.net/disclosures

Rev. 3/2020

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INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.
Distributed by Arbor Court Capital LLC Member FINRA/SIPC